

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2018

Geert Kersten
Chief Executive Officer
CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, Virginia 22182

      Re: CEL-SCI Corporation
          Registration Statement on Form S-1
          Filed January 5, 2018
          File No. 333-222445

Dear Mr. Kersten:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Chris Edwards at (202) 551-6761 with any questions.

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: William T. Hart, Esq.